EXHIBIT 12.1

The following table sets forth the calculation of the Company’s ratio of earnings to fixed charges for the periods shown.

ANWORTH MORTGAGE ASSET CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Nine Months Ended September 30, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999	Period from March 17, 1998 to December 31, 1998
RATIO OF EARNINGS TO FIXED CHARGES
Net income	19,905	3,706	1,261	1,209	885
Add: interest expense	18,590	6,363	8,674	7,892	7,378

Earnings as adjusted	38,495	10,069	9,935	9,101	8,263
Fixed charges (interest expense)	18,590	6,363	8,674	7,892	7,378

Ratio of earnings to fixed charges	2.07	1.58	1.15	1.15	1.12